                                    November 16, 2005


BY HAND AND BY EDGAR

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

      RE:   Brookdale Senior Living Inc.
            Amendment No. 4 to Registration Statement on Form S-1
            (File No. 333-127372)

Dear Mr. Spirgel:

      On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), enclosed is a copy of Amendment No. 4 to the above-referenced Registration Statement (the "Registration Statement"), as filed with the Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on November 7, 2005.

      The changes reflected in the Registration Statement include those made in response to the comments (the "Comments") of the staff of the Commission (the "Staff") set forth in the Staff's letter of November 15, 2005 (the "Comment Letter"). The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

      Set forth below in this letter are the Company's responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Exhibit 5.1 - Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

1. We note that the statement "[i]n rendering the opinion...we have assumed that the Company received the entire amount of the consideration contemplated by the Conveyance Agreement." This assumption appears to relate to a material fact that counsel can independently verify. Please remove.

Brookdale Senior Living Inc.
November 16, 2005
Page 2 of 7

            The statement has been deleted and the opinion has been re-filed in response to the Staff's Comment.

Summary Combined Financial Information, page 8

2. With regard to your non-recurring adjustment in your adjusted EBITDA, tell us your basis for considering the future charges in connection with the bonuses related to the restricted stock a non-recurring item. Please note that Item 10 (e) (ii) (B) of Regulation S-K specifies that a Registrant must not 'Adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.' In addition you can refer to FAQ 9 regarding the use of Non-GAAP financial measures available on our website at http:/www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

            The adjustment for "Non-recurring combination expenses, acquisition transition costs and bonuses in connection with the restricted stock grant paid and accrued" has been deleted from the calculation of Adjusted EBITDA on pages 8 and 9 in response to the Staff's Comment. In addition, the footnote disclosure on page 8 has been revised in response to the Staff's Comment.

3. Expand the disclosure of the calculation of cash from facility operations in note 2 to the table to describe the nature of recurring expenditures and how you determined the amounts.

            The disclosure on page 9 has been revised in response to the Staff's Comment.

4. You disclose that cash from facility operations is a measure of liquidity. Explain in note 2 why it is appropriate to adjust cash flow provided by or used in operations for "non-recurring combination expenses, acquisition transition costs and bonuses in connection with the restricted stock grant paid and accrued." It appears that a significant portion of this adjustment is attributed to non-cash charges that would not affect liquidity.

            The line item "Non-recurring combination expenses, acquisition transition costs and bonuses in connection with the restricted stock grant paid and accrued" has been deleted from the Calculation of Cash From Facility Operations on page 10 in response to the Staff's Comment. In addition, the footnote disclosure on page 9 has been revised in response to the Staff's Comment.

Selected Combined Historical Financial and Operating Data, page 36

5. Disclose the reasons for excluding earnings per share data for each period presented in the table of financial data. Also provide similar disclosure in the table at page 7.

            The disclosures on pages 7, 8, 36 and 37 have been revised in response to the Staff's Comment.

Brookdale Senior Living Inc.
November 16, 2005
Page 3 of 7


Consolidated Balance Sheets, page F-20

6. Disclose the changes in stockholders' equity during the interim period in a separate statement or in a note to the financial statements. It is not apparent how stockholders' equity of $494,462 at September 30, 2005 reconciles to the contribution from Brookdale Facility Group of $231,556 at page F-39.

            The disclosure on page F-22 has been revised in response to the Staff's Comment to include a reconciliation of the changes in stockholders' equity in Brookdale Senior Living and includes the contribution of the Brookdale Facility Group. The Company advises the Staff that the total stockholders' equity contribution from Brookdale Facility Group on page F-39 is $228,227.

Notes to Consolidated Balance Sheets

Note 1.  Organization, page F-21

7. We note the disclosure in respect of how the partial step-up in basis was calculated with respect to the ownership interests in BLC and Alterra that were not controlled by FIG. Based upon the information provided, it would appear that the increase in stockholders' equity would be the estimated fair value as of September 30, 2005 of $267.2 million (calculated as the 14.843 million shares controlled by Non-FIG Shareholders at $18 per share) less the historical carrying value of Non-FIG shareholders in BLC and Alterra (calculated as minority interest of $22,595 at June 30, 3005, less allocated minority interest as shown on the combined statement of operations for the three months ended September 30, 2005 of $10,486). Accordingly, based upon your disclosure, it would appear that the total adjustment to stockholders' equity would be $255.1 million. Supplementally provide us with a calculation to better explain how you arrived at an adjustment to stockholders' equity of $243.6 million, or revise your disclosure as appropriate.

            The disclosure on page F-21 has been revised in response to the Staff's Comment to reflect that the step-up calculation is based on the minority interests in BLC (10.0 million shares, or a 50.1% interest) and Alterra (4.8 million shares, or a 26.5% interest). There were no minority interests in the Fortress CCRC Portfolio or the Prudential Portfolio. In addition, the Company is submitting to you supplementally as Annex A its calculation of the minority interest step-up of $243.6 million.

Combined Statements of Operations, page F-38

8. We note your disclosure at page F-53 that in conjunction with FIN 46R you recorded a cumulative effect of a change in accounting principle resulting in a loss for the period ended December 31, 2003. In this regard it appears that you restated your financial statements since the amount changed from $13,208 in amendment 2 to $7,277 in

Brookdale Senior Living Inc.
November 16, 2005
Page 4 of 7


      amendment 3. Tell us the facts and circumstances that led to the restatement. In addition, you should

      -     Label your financial statements as restated.

      - In the notes to the financial statements describe any and all revisions, including the change to minority interest and provide the disclosures required by paragraph 37 of APB 20.

      - Ask your auditors to consider the requirement to include a reference to the restatement in the auditor report.

            The Company respectfully advises the Staff that there has been no restatement of the 2003 combined financial statements. The line item labeled "cumulative effect of a change in accounting principle" in the 2003 combined statement of operations changed from Amendment 2 to Amendment 3 to reflect the allocation to minority interests in the financial statements. In Amendment 3, non-controlling shareholder interests were separately identified as minority interests and, accordingly, the cumulative adjustment is now shown net of that minority interest.

Non-cash compensation expense, page F-38 and F-73

9.    Please note that the presentation compensation expense as a separate line item is generally not appropriate. You should revise your financial statements to include or allocate the stock based compensation charge to the appropriate line items on the income statement or, as an alternative, disclose on the face of the income statement the appropriate classification of stock compensation expense.

            The Company has included compensation expense in the "general and administrative" expense line and noted parenthetically that non-cash stock compensation expense is included in general and administrative expense. The disclosures on pages 7, 11, 36, 48, 51, 52, 55, F-4, F-5, F-6, F-38, and F-73 have been revised in response to the Staff's Comment.

Note 14.  Segment Information, page F-72

10. Your disclosure states that "Each of our 380 facilities are considered separate operating facilities based on" and then goes on to list the criteria for aggregation under paragraph 17 of SFAS 131. Based on representations made to the staff on conference calls and in written responses, each of your facilities is considered a separate operating segment as they meet the criteria set forth in paragraph 10 of SFAS 131, i.e.:

      - They engage in business activities from which they earn revenues and incur expenses;

      - Their operating results are regularly reviewed by the chief operating decision makers ("CODM") to make decisions about resources to be allocated to the segment and assess its performance; and

Brookdale Senior Living Inc.
November 16, 2005
Page 5 of 7


      -     Discrete financial information is available

      As currently presented, your narrative disclosure does not appear consistent with SFAS 131. Revise or advise.

      Once the operating segments have been identified, you should then determine whether aggregation is appropriate. In this regard, we refer you to the diagram for identifying reportable operating segments set forth in paragraph 17 of SFAS 131. If all of the aggregation criteria set forth in SFAS 131 are met, it is appropriate to aggregate the segments. We note that your 380 facilities have margins that vary significantly across the portfolio, but that otherwise the facilities meet the criteria in paragraph 17 a-e of SFAS 131, as applicable. On the basis of the information that was supplementally provided to the staff, it would appear that certain of these facilities would demonstrate similar economic characteristics and therefore it would be possible to aggregate certain of the facilities which met all of the aggregation criteria.

      Then an assessment as to whether the segments meet the quantitative thresholds set forth in paragraph 18 of SFAS 131 should be made. While we understand that no one facility meets the quantitative threshold, it is unclear to us how your approach considers the aggregation of certain of the facilities that do meet all of the aggregation criteria. The appropriate manner to apply SFAS 131 would be to consider the aggregate of the facilities which met all of the aggregation criteria when determining whether the quantitative thresholds outlined in paragraph 18 of SFAS 131 have been met. At that point, to the extent that non quantitatively material segments remain, it would be appropriate to aggregate segments meeting only the majority of the aggregation criteria as allowed under paragraph 19 of SFAS 131.

      As currently presented, your narrative disclosure with respect to aggregation under SFAS 131 is inconsistent with the text of that standard. As noted above, SFAS 131 only permits the aggregation of operating segments that share a majority of the aggregation criteria if aggregation of operating segments meeting all of the aggregation criteria results in segments that do not meet the quantitative thresholds. Revise or advise.

      In your response to dated October 25, 2005, you represented that you cannot apply the provisions of SFAS 131, paragraph 17, or meet the quantitative thresholds of SFAS 131, paragraphs 18 and 19, to get to ten operating segments or less as outlined in SFAS 131, paragraph 24. In applying SFAS 131, you then aggregated your operating segments into those that are performing above and below the average operating margin.

      You have acknowledged that each facility's operating income and related margin vary significantly across the portfolio. Accordingly, the method of presentation that has been selected results in the aggregation of operating segments with widely disparate operating margins, meaning that they are unlikely to demonstrate similar long-term financial performance as they do not have similar economic characteristics.

      The objective of SFAS 131 is set forth in paragraph 3, which states:

Brookdale Senior Living Inc.
November 16, 2005
Page 6 of 7


      "The objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements:
      a. Better understand the enterprise's performance
      b. Better assess its prospects of future net cash flows
      c. Make more informed judgments about the enterprise as a whole."

      In the background information and basis for conclusion, paragraph 44 states: "Analysts need to know and understand how the various components...behave economically. One weak member of the group...has the potential to spread rot over the entirety."

      Paragraph 60 says:

      "...an ability to see an enterprise "through the eyes of management" enhances a user's ability to predict actions or reactions of management that can significantly affect the enterprise's prospects".

      You have indicated that the CODM reviews the results of each of the facilities in assessing performance and determining resource allocation. While we concur that there is a practical limit at which point segment information becomes overly detailed, and presenting each facility as a separate reportable segment is clearly not what was contemplated by SFAS 131, it appears that there are ways to provide aggregated information that would result in sufficiently detailed information that is meaningful being provided to a user of the financial statements. One example of this would be to group facilities into broader "buckets" based upon their operating margins. The use of an average margin in determining the segments to be presented means that information with respect to the vast disparity in margins is not clearly set forth in your segmental analysis. By averaging the gross margin, facilities that are performing well cover the performance of facilities that may be operating below, at or close to break-even thresholds. Accordingly, we do not believe that your segmental presentation complies with the overall objectives of SFAS 131. We encourage you to carefully review the precepts of SFAS 131, as well as the diagram contained in paragraph 127 of that standard, in determining the appropriate reportable segments.

            The Company has revised the disclosure on pages 40, 93 and F-72 in response to paragraphs one and four of the Staff's Comment. The Company included the footnotes on pages 49, 53, 54, 57, and 61 in its Management's Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement to provide the user of the financial statements with additional information regarding stratification by operating margin; the Company believes that these footnotes address some of the concerns raised in the final paragraph of the Staff's Comment. As set forth in the Registration Statement on

Brookdale Senior Living Inc.
November 16, 2005
Page 7 of 7


      pages 40, 93 and F-72, the Company will continue to monitor the meaningfulness of its segmentation disclosure. The Company advises the Staff that it continues to evaluate the type of financial information necessary for its CODMS as it implements its growth strategies. The Company respectfully submits that the segment disclosures included in the Registration Statement represent a reasonable application of the requirements of SFAS 131 at this date and further advises the Staff that it is still in the process of integrating its operations as a result of the formation transaction and that the information utilized by its CODMS on a going-forward basis may change.

            The Company respectfully requests, as discussed on our conference call on October 27, 2005, that the Staff continue not to object to the Company's segment presentation in this Registration Statement. The Company respectfully advises the Staff that it will undertake to continually review the precepts of SFAS 131 in determining its segment presentation in future filings with the Commission made after the effectiveness of its Registration Statement.

11. Please submit the supplemental information and exhibits included in your letters dated October 20, October 24, October 25, October 27, and October 28 as correspondence on EDGAR.

            The Company has submitted the supplemental information and exhibits included in its letters as correspondence on EDGAR in response to the Staff's Comment.

                                      * * * * *

            IF THE FOREGOING RESPONSES TO THE STAFF'S COMMENTS ARE SATISFACTORY, THE COMPANY PRESENTLY INTENDS TO FILE A WRITTEN REQUEST FOR ACCELERATION OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT ON THURSDAY, NOVEMBER 17, 2005, REQUESTING AN EFFECTIVE DATE OF MONDAY, NOVEMBER 21, 2005. ON BEHALF OF THE COMPANY, WE WISH TO THANK THE STAFF FOR THEIR KIND ATTENTION TO THE REGISTRATION STATEMENT AND FOR YOUR AVAILABILITY ON MANY OCCASIONS TO ANSWER OUR QUESTIONS.

            Please contact the undersigned at (212) 735-3050 or Michael J. Schwartz at (212) 735-3694 should you require further information or have any questions.

                                          Very truly yours,

                                          /s/ Joseph A. Coco

                                          Joseph A. Coco, Esq.

cc:   Ms. Sandra Stokes
      Mr. Terry French
      Mr. Alonso Rodriguez
      Albert Pappas, Esq.

                                                                         ANNEX A


BROOKDALE SENIOR LIVING INC.
MINORITY STEP UP CALCULATION

--------------------------------------------------------------------------------
                                 BROOKDALE (BLC)
--------------------------------------------------------------------------------
                                                       PRICE PER
                                          SHARES       SHARE (1)        TOTAL
--------------------------------------------------------------------------------
MINORITY SHAREHOLDERS
Management - Restricted Stock Grant       1,925,405    $   18.00          34,658
Health Partners                           7,844,625    $   18.00         141,203
Management shares                           248,723    $   18.00           4,478
                                       ------------
Minority shares                          10,018,753
                                       ============
Total shares                             20,000,000
                                       ============
Minority %                                   50.09%
                                       ============                  -----------
    Total Fair Value                                                     180,339
    Less Historical Cost                                                (11,020)
                                                                     -----------
    Step Up                                                              169,319
                                                                     ===========

                                          ------------------------------------------------------
                                                                  OTHER     MANAGEMENT -
                                                       HEALTH   MANAGEMENT   RESTRICTED
                                           FORTRESS   PARTNERS    SHARES     STOCK GRANT  TOTAL
                                          ------------------------------------------------------
Total equity                                 10,862      8,582         272         2,166  21,882
                                          ======================================================

Historical cost for minority interests                   8,582         272         2,166  11,020
                                                      ==========================================

                                    ALTERRA
--------------------------------------------------------------------------------
                                                       PRICE PER                      TOTAL
                                          SHARES       SHARE (1)        TOTAL        STEP UP
--------------------------------------------------------------------------------   -----------
MINORITY SHAREHOLDERS
Management - Restricted Stock Grant         600,000    $   18.00          10,800
Emeritus/NW Select                        4,172,000    $   18.00          75,096
                                       ------------
Minority Shares                           4,772,000
                                       ============
Total Shares                             18,000,000
                                       ============
Minority Interest                            26.51%
                                       ============
Minority %
                                                                     -----------
    Total Fair Value                                                      85,896       266,235
    Less Historical Cost                                                (11,630)      (22,650)
                                                                     -----------   -----------
    Step Up                                                               74,266       243,585
                                                                     ===========   ===========

                                                                  MANAGEMENT -
                                                     EMERITUS/NW   RESTRICTED
                                           FORTRESS     SELECT     STOCK GRANT   TOTAL
                                          ---------------------------------------------
Total equity                                 43,000        9,827         1,803   54,629
                                          =============================================

Historical cost for minority interests                     9,827         1,803   11,630
                                                     ==================================

NOTE
----
(1) Mid-point of the offering range per share